SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2013

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of key financial and performance indicators for the first three quarters of 2013, dated October 28, 2013	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

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•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 29, 2013	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY FINANCIAL AND PERFORMANCE INDICATORS FOR THE FIRST

THREE QUARTERS OF 2013

The unaudited financial data of the Group for the first three quarters of 2013

-	Operating revenues were RMB238,186 million, representing an increase of 13.4 % over the corresponding period of last year

-	Operating revenues excluding mobile terminal sales were RMB210,081 million, representing an increase of 9.7% over the corresponding period of last year

-	EBITDA was RMB74,704 million, representing an increase of 36.2% over the corresponding period of last year

-	Profit attributable to equity holders of the Company was RMB14,714 million, representing an increase of 17.1 % over the corresponding period of last year

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first three quarters of 2013.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards)

	For the period from 1 January 2013 to 30 September 2013	For the period from 1 January 2012 to 30 September 2012	Increase/ (Decrease)
	(RMB million)	(RMB million)
Operating revenues	238,186	209,983	13.4%
Operating revenues excluding mobile terminal sales	210,081	191,572	9.7%

Operating expenses
Depreciation and amortisation	(51,949)	(36,939)	40.6%
Network operations and support	(36,921)	(47,185)	(21.8%)
Selling, general and administrative	(51,170)	(45,174)	13.3%
Personnel expenses	(34,758)	(32,807)	5.9%
Other operating expenses	(40,633)	(29,977)	35.5%

Total operating expenses	(215,431)	(192,082)	12.2%

Operating profit	22,755	17,901	27.1%

Finance costs and others	(3,188)	(1,131)	181.9%

Profit before taxation	19,567	16,770	16.7%
Income tax	(4,758)	(4,122)	15.4%

Profit for the first three quarters	14,809	12,648	17.1%

Profit attributable to:
Equity holders of the Company	14,714	12,564	17.1%
Non-controlling interests	95	84	13.1%

	As at 30 September 2013	As at 31 December 2012
	(RMB million)	(RMB million)
Total Assets	539,172	545,072	(1.1%)
Total Liabilities	(262,891)	(279,042)	(5.8%)

Total Equity	276,281	266,030	3.9%

Business Data

	As at 30 September 2013/ For the period from 1 January 2013 to 30 September 2013	As at 30 September 2012/ For the period from 1 January 2012 to 30 September 2012
Mobile Subscribers (Million)	181.14	152.62
of which 3G subscribers (Million)	96.48	59.72
Net Add of Mobile Subscribers (Million)	20.52	26.15
of which Net Add of 3G subscribers (Million)	27.43	23.43
Mobile Voice Usage (Billion Minutes)	444.4	371.9
Wireline Broadband Subscribers (Million)	98.04	86.96
Net Add of Wireline Broadband Subscribers (Million)	7.92	10.15
Local Access Lines in Service (Million)	157.93	165.96
including: Household (Million)	99.28	105.71
Government & Enterprise (Million)	39.90	38.44
Public Telephone (Million)	12.71	13.48
Wireless Local Access (Million)	6.04	8.33
Net Decrease of Local Access Lines in Service (Million)	(5.07)	(3.63)
Wireline Local Voice Usage (Billion Pulses)	111.9	131.8
Wireline Long Distance Usage (Billion Minutes)	26.0	32.5

For the first three quarters of 2013, the mobile services of the Group continued to grow rapidly with fast expansion in mobile customer scale and revenues. The number of mobile subscribers reached a total of 181 million, of which 96.48 million were 3G subscribers. The net addition of mobile subscribers was 20.52 million for the first three quarters and the average mobile service revenue per user per month (ARPU) was stable as compared to that for the full year of last year. Facing the challenges from the new Internet technology and the intensified mobile substitution, the number of local access lines in service of the Group declined by 5.07 million in the first three quarters. Services like Internet access and data services continued its robust growth momentum, which effectively offset the impact of decline in the wireline voice services. The wireline broadband subscribers reached 98.04 million, representing a net addition of 7.92 million. The fundamentals of the overall wireline services continued to remain stable.

The Company’s operation was on track as planned for the first three quarters of 2013. The operating revenues were RMB238,186 million, representing an increase of 13.4% from the same period of last year. Revenues from sale of mobile terminals were RMB28,105 million, an increase of 52.7% over the corresponding period of last year. Meanwhile, as a result of the corresponding significant increase in the costs of mobile terminals sold, other operating expenses increased by 35.5% over the same period of last year. The operating revenues excluding mobile terminal sales were RMB210,081 million, representing an increase of 9.7% from the same period of last year and continued to maintain robust growth. During the period, selling, general and administrative expenses of the Group increased by 13.3% over the corresponding period of last year mainly as a result of the Group’s appropriate increase in marketing initiatives for the profitable scale development of its services. The Company has successfully acquired the mobile network assets at the end of 2012, leading to significant savings in the mobile network capacity lease fee from this year onwards. Hence, the network operations and support expenses for the first three quarters of 2013 decreased by 21.8% from the same period of last year. However, the depreciation and amortisation expenses, meanwhile, increased by 40.6%, which was mainly due to the depreciation for the newly acquired mobile network. As the Company acquired the mobile network assets substantially in the form of debt financing, the finance costs and others increased by 181.9% from the same period of last year.

The profit attributable to equity holders of the Company was RMB14,714 million, representing an increase of 17.1% from the same period of last year. EBITDA was RMB74,704 million, an increase of 36.2 % from the same period of last year. EBITDA margin (EBITDA divided by the operating revenues excluding mobile terminal sales) was 35.6%, representing an increase of 7 percentage points from 28.6% in the same period of last year.

The Group will firmly seize the present golden window of opportunity and focus on accelerating the scale expansion of our strategic 3G services and wireline broadband services. The Group will promote rapid development of our emerging businesses through open cooperation to progressively accomplish fundamental enhancement of the business structure. Meanwhile, the Group will proactively participate in discussion to strive for the most favourable regulatory policies, especially on the issuance of LTE licence. The Group will also proactively prepare for future business development opportunities, and implement a focused and proactive investment strategy to enhance corporate value in full strength.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Telecom Corporation Limited Wang Xiaochu Chairman and Chief Executive Officer

Beijing, PRC, 28 October 2013

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board of Directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr.Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Xie Liang as the non-executive director and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

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